Commission File No. 001-31403
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D. C. 20549 _______________________
FORM 11-K ______________________
ANNUAL REPORT Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the Fiscal Year Ended December 30, 2002 _______________________
CONECTIV SAVINGS AND INVESTMENT PLAN (Full title of plan)
PEPCO HOLDINGS, INC. (Name of issuer of securities held pursuant to the plan)
701 NINTH STREET, N.W. WASHINGTON, D. C. 20068 (Address of principal executive office)

CONECTIV SAVINGS AND INVESTMENT PLAN
Financial Statements as of and for the years ended December 30, 2002 and 2001
Additional information required for Form 5500 for the year ended December 30, 2002

CONECTIV SAVINGS AND INVESTMENT PLAN
Table of Contents
Page Number
Report of Independent Auditors	1
Basic Financial Statements
Statements of Net Assets Available for Benefits as of December 30, 2002 and 2001	2
Statements of Changes in Net Assets Available for Benefits for the year end December 30, 2002 and 2001	3
Notes to Financial Statements	4 - 8
Additional Information *
Schedule I - Schedule of Assets (Held at End of Year)	9
Schedule II - Schedule of Reportable Transactions	10
*

Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Auditors
To the Participants and Administrative Board of the Conectiv Savings and Investment Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Conectiv Savings and Investment Plan (the "Plan") at December 30, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP June 27, 2003

CONECTIV SAVINGS AND INVESTMENT PLAN
Statements of Net Assets Available for Benefits
		As of December 30,
		2002		2001

Investments, at fair value
Registered investment companies:
Baron Asset Fund		$ 3,220,495		$ 4,827,177
T. Rowe Price International Funds, Inc.		2,495,385		2,703,196
Vanguard 500 Index Fund	*	23,638,204	*	30,225,380
Vanguard Growth and Income Fund	*	62,623,612	*	87,335,893
Vanguard LifeStrategy Growth Fund		1,172,465		1,262,268
Vanguard LifeStrategy Moderate Growth Fund		4,375,419		5,127,455
Vanguard Mid-Cap Index Fund		2,505,824		1,092,454
Vanguard PRIMECAP Fund	*	13,596,844	*	18,049,564
Vanguard Small-Cap Index Fund		1,350,549		571,894
Vanguard Total Bond Market Index Fund	*	34,013,537	*	29,739,549
Vanguard Value Index Fund		1,023,934		654,794
Vanguard Windsor II Fund		1,555,926		2,223,342
		151,572,194		183,812,966
Conectiv Inc. Stable Value Fund		-	*	19,331,945
Vanguard Retirement Savings Trust	*	79,954,859		11,428,415
Conectiv Class A Common Stock Fund		-		19,488
Conectiv Common Stock Fund		-	*	58,107,714
Conectiv Class A ESOP Stock Fund		-		659,712
Conectiv PAYSOP Stock Fund		-	*	21,775,162
Pepco Holdings, Inc. Common Stock Fund	*	33,608,628		-
Participant Loans		5,361,037		5,435,952
Total investments		270,496,718		300,571,354

Receivables
Employer's contributions		127,585		122,037
Participants' contributions		394,769		375,661
Dividend receivables		693,218		291,933
Total receivables		1,215,572		789,631

Net assets available for benefits		$ 271,712,290		$ 301,360,985

* Represents 5% or more of net assets available for benefits.
The accompanying notes are an integral part of the financial statements.
2

CONECTIV SAVINGS AND INVESTMENT PLAN
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 30,
	2002	2001

Additions
Investment income:
Interest and dividend income, investments	$ 8,680,138	$ 8,932,730
Interest income, participant loans	445,357	515,700
Net depreciation in fair value of investments	(33,333,583)	(6,528,543)
	(24,208,088)	2,919,887
Contributions:
Employer	3,385,431	3,366,755
Participants	11,753,332	10,999,808
	15,138,763	14,366,563

Total additions	(9,069,325)	17,286,450

Deductions
Payment of benefits	20,579,370	29,805,900
Asset transfers out	-	1,596,408
Total deductions	20,579,370	31,402,308

Net decrease	(29,648,695)	(14,115,858)

Net assets available for benefits:
Beginning of year	301,360,985	315,476,843
End of year	$ 271,712,290	$ 301,360,985

The accompanying notes are an integral part of the financial statements.
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CONECTIV SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
NOTE 1 - DESCRIPTION OF PLAN

The following description of the Conectiv Savings and Investment Plan (the "Plan"), a defined contribution plan, provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

General

On March 1, 1998, Atlantic Energy, Inc., the former parent company of Atlantic City Electric Company, and Delmarva Power & Light Company consummated a merger transaction to form Conectiv (the "Merger"). As a consequence of the Merger, the Plan was renamed from Delmarva Power & Light Company Savings and Thrift Plan and the Atlantic Electric 401(k) Savings and Investment Plan - A (Management) to Conectiv Savings and Investment Plan effective July 1, 1998. In addition, the Employee Stock Ownership Plan ("ESOP") Accounts in the Plan result from the merger, as of November 1, 1998, of Delmarva Power & Light Company Payroll Based Employer Stock Ownership Plan and the Atlantic City Electric Company Employee Stock Ownership Plan with the Plan.

On February 9, 2001, the Boards of Directors of Conectiv and Potomac Electric Power Company ("Pepco") approved an Agreement and Plan of Merger (the "Merger") under which Pepco would acquire Conectiv for a combination of cash and stock and Conectiv and Pepco would become wholly-owned subsidiaries of Pepco Holdings, Inc. Under the Merger, holders of Conectiv common stock and Conectiv Class A Common Stock were permitted to exchange their shares for cash, Pepco Holdings, Inc. common stock, or a combination of cash and Pepco Holdings Inc. common stock. Those electing cash would have their funds transferred to the Vanguard Retirement Savings Trust. Upon the deposit of a participants funds' into the Vanguard Retirement Savings Trust, the participant then had the option to either leave those funds in the Vanguard Retirement Savings Trust or reallocate those funds to an election of the participants' choice. The Merger between Conectiv and Pepco was effective as of August 1, 2002.

Contributions

Eligible employees, as defined by the Plan document, of Conectiv and subsidiaries (the "Company") may participate in the Plan. Participants may contribute from 1% to 20% of their base pay, with the Company contributing a matching amount equal to 50% of each participant's contributions up to 6% of the participant's base pay of any participant who is a Non-Bargaining Unit Employee or up to 5% of the base pay of any participant who is a Local 1238 Employ or a Local 1307 Employee. The Company may make its matching contribution, either by contribution of cash to purchase the Company's common stock or newly issued or purchased shares of the Company's common stock. The Plan includes a 401(k) option, which allows participants to defer income taxes on their before-tax contributions until such contributions and earnings are withdrawn from the Plan. Participants may elect to contribute on an after-tax or before-tax basis and to invest their contributions among the investment funds at their discretion, in increments of 5%. Dividends earned on the Company common stock invested for the benefit of the participants is reinvested in Company common stock, which may, at the Company's option, be purchased by the Plan trustee on the open market or from the Company. A participant who is at least 55 years old with at least 10 years of service and who has been a participant of the Plan and/or prior Plans for 5 years may direct a percentage of his common stock balance, with certain limitations, to be transferred to any investment fund or funds available.

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CONECTIV SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's contribution, and an allocation of Plan earnings. Allocations are based on participant account balances, as defined in the Plan document.

Vesting
Upon enrollment in the Plan, participants are fully vested at all times in all amounts held in their accounts
Participant Loans

The Plan allows participants to obtain loans from their individual accounts. Participants may borrow up to 50% of their account balance subject to a minimum loan of $1,000 and a maximum of $50,000. Loans have terms from one to five years and bear interest at the average rate charged by at least three financial institutions selected by the Personnel and Compensation Committee (the "Committee") for comparable loans, originating on the first business day of the month in which the Plan loan is made, ranging between 7.41% and 9.88% at December 30, 2002. Principal and interest is paid ratably through payroll deductions or by prepayment in a lump sum. A participant may not have more than two loans outstanding at any time. A participant may pre-pay a loan at any time without penalty. A participant's loan is repayable within a maximum of five years or immediately upon termination of employment. Loans are secured by a lien on the participant's interest in the Plan.

Payment of Benefits

If a participant retires, dies, becomes permanently disabled, or otherwise separates from the Company, the participant or participant's beneficiary is entitled to the full amount of his account as valued on the applicable valuation date. In the event of a participant's death, distribution of his account will be made as soon as administratively practicable upon the receipt of appropriate documentation from the designated beneficiary. Distributions for reasons of retirement, permanent disability or termination will be made upon written request. Distributions of a participant's account may be made in (1) a lump sum cash payment (2) in regular installments for a period not exceeding the joint and survivor life expectancy of the participant and his or her spouse or other beneficiary (3) partial lump sums upon the request of the participant, with certain limitations stated in the Plan. Distributions from the Conectiv Class A ESOP Stock Fund and the Conectiv PAYSOP Stock Fund may be made in Company stock or cash. Deferrals of distributions cannot be past the age of 70-1/2.

While employed, a participant may make certain withdrawals upon written notice of basic and supplemental contributions for the reason of financial hardship, as defined in the Plan. Hardship withdrawals must be approved by the Committee. As the age of 59-1/2, the participant may withdraw any portion of this basic and supplemental contribution amounts.

Before-tax contributions, Company matching and supplemental contributions, and all investment earnings are fully taxable upon distribution to the participant. Special lump-sum distribution rules apply for full plan withdrawals made after age 59-1/2. A 10% surtax, as well as a 20% mandatory withholding, is applicable to taxable withdrawals and distributions prior to age 59-1/2, subject to certain exceptions.

A participant with less than 60 months of Plan participation will incur a six-month suspension period upon making any withdrawal of the participant's after-tax contributions. During the suspension period, no matching contributions will be credited to the participant's account. Participants with 60 or more months of Plan participation will incur a six- month suspension of Company contributions

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CONECTIV SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements

when any part of the Company's contributions are withdrawn. After making a hardship withdrawal of before-tax contributions, a participant is prohibited from making contributions or receiving Company matching contributions for a period of one year.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time subject to the provisions of ERISA.
NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform with accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan's financial statements:

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.
Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value, except for investment contracts, which are valued at contract value. Common stock is valued at quoted prices. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Shares of collective trust funds are valued at net asset value. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits
Benefits are recorded when paid.
NOTE 3 - INVESTMENT CONTRACTS

The Plan invested in investment contracts through the Conectiv Inc. Stable Value Fund (the "Fund") and the Vanguard Retirement Savings Trust (the "Trust"). The Fund consisted of guaranteed investment contracts with a value of $3,852,705 at December 30, 2001, with two insurance companies ("Issuers"). Additionally, the Fund held units of the Trust, a common/collective trust

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CONECTIV SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements

sponsored by Vanguard Fiduciary Trust Company ("VFTC") with a value of $15,572,856 at December 30, 2001. The Fund was credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses charged by the Issuers. The investment contracts included in the Fund were carried at contract value, which approximated fair value, because the contracts were fully benefit responsive. The Fund also included income payable in the amount of $93,616 at December 30, 2001. The crediting interest rates of the investment contracts ranged from 5.84% - 6.15% at December 30, 2001. There were no reserves required against contract value for credit risk of the contract issuer or otherwise. The Fund was created by Vanguard for the Plan to account for its investments in investment contracts and intended to maintain a constant net asset value of $1.00 per unit. As the existing contracts matured, the proceeds were invested in the Trust.

The Trust is a tax-exempt collective trust registered in the State of Pennsylvania, which invests primarily in investment contracts issued by insurance companies and commercial banks, and similar types of fixed-principal investments. The Trust intends to maintain a constant net asset value of $1.00 per unit.

NOTE 4 - NONPARTICIPANT-DIRECTED INVESTMENTS
Information about the components of and the significant changes in net assets relating to the Plan's nonparticipant-directed investments are as follows:
	December 30,
	2002	2001
Conectiv Class A Common Stock Fund	$ -	$ 19,488
Conectiv Common Stock Fund	-	58,107,714
Conectiv Class A ESOP Stock Fund	-	659,712
Conectiv PAYSOP Stock Fund	-	21,775,162
Pepco Holdings, Inc. Common Stock Fund	33,608,628	-
Conectiv, Inc. Stable Value Fund	-	19,331,945
	$ 33,608,628	$ 99,894,021

	Year Ended December 30,
	2002	2001
Changes in net assets:
Contributions	$ 3,766,171	$ 3,909,172
Interest and dividend income	3,225,875	4,162,267
Net appreciation in fair value of investments	2,199,663	14,652,685
Benefits paid to participants	(6,237,744)	(10,180,227)
Transfers to participant-directed investments	(69,164,477)	(459,473)

7

CONECTIV SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
NOTE 5 - INVESTMENTS
During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:
	Year Ended December 30,
	2002	2001

Registered Investment Companies	$ (35,533,246)	$ (21,181,228)
Common Stock	2,199,663	14,652,685
	$ (33,333,583)	$ (6,528,543)
NOTE 6 - RELATED PARTY TRANSACTIONS

The Plan invests in shares of mutual funds managed by an affiliate of the VFTC. VFTC acts as trustee for Plan assets. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

NOTE 7 - PLAN EXPENSES
All expenses incurred in the administration of the Plan are paid by the Company.
NOTE 8 - TAX STATUS

The Internal Revenue Service had determined and informed the Company by letter dated October 27, 1995 that the Plan was qualified under Internal Revenue Code ("IRC") Section 401(a). The Plan had subsequently been amended and restated since receiving the determination letter. The Plan has filed an application for a new determination letter, which is currently pending. However, the Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

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Additional Information Required for Form 5500

CONECTIV SAVINGS AND INVESTMENT PLAN				Schedule I
Schedule of Assets (Held at End of Year) As of December 30, 2002
Conectiv Savings and Investment Plan, EIN 52-2297449 Attachment to Form 5500, Schedule H, Line 4(i):
	Identity of Issue	Investment Type	Cost	Current Value

	Baron Asset Fund	Registered Investment Company	$ 4,875,637	$ 3,220,495
	T. Rowe Price International Funds, Inc.	Registered Investment Company	3,992,740	2,495,385
*	Vanguard 500 Index Fund	Registered Investment Company	29,029,429	23,638,204
*	Vanguard Growth and Income Fund	Registered Investment Company	71,804,037	62,623,612
*	Vanguard LifeStrategy Growth Fund	Registered Investment Company	1,481,723	1,172,465
*	Vanguard LifeStrategy Moderate Growth Fund	Registered Investment Company	5,154,862	4,375,419
*	Vanguard Mid-Cap Index Fund	Registered Investment Company	2,864,401	2,505,824
*	Vanguard PRIMECAP Fund	Registered Investment Company	19,453,924	13,596,844
*	Vanguard Small-Cap Index Fund	Registered Investment Company	1,599,807	1,350,549
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	32,288,275	34,013,537
*	Vanguard Value Index Fund	Registered Investment Company	1,232,468	1,023,934
*	Vanguard Windsor II Fund	Registered Investment Company	2,077,574	1,555,926
*	Vanguard Retirement Savings Trust	Common/Collective Trust	79,954,859	79,954,859
*	Pepco Holdings, Inc.	Common Stock	24,275,447	33,608,628
*	Conectiv Savings and Investment Plan	Participant loans 7.41% - 9.88%	5,361,037	5,361,037
Total assets (held at year end)			$ 285,446,220	$ 270,496,718

*	Party in Interest
9

CONECTIV SAVINGS AND INVESTMENT PLAN	Schedule II
Schedule of Reportable Transactions * Year Ended December 30, 2002
Conectiv Savings and Investment Plan, EIN 52-2297449 Form 5500, Schedule H, Part IV, Line (j):
	Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Historical Cost of Asset	Current Value of Asset on Transaction Date	Historical Gain (Loss)

	The Vanguard Group	Conectiv Company Stock Fund	$ 6,245,816			$ 6,245,816
	The Vanguard Group	Conectiv Company Stock Fund		$ 54,951,791	$ 39,353,666	54,951,791	$ 15,598,125

*

Nonparticipant-directed transactions or a series of transactions in excess of 5% of the current value of the Plan's assets as of the beginning of the plan year as defined in section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

10

Exhibits:
Exhibit 23	Consent of Independent Accountants - Filed herewith.
Exhibit 99	Certificate Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350) - Furnished herewith.
SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Board has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONECTIV SAVINGS AND INVESTMENT PLAN By: /s/ D.R. WRAASE Dennis R. Wraase, Chairman Administrative Board
Date: June 30, 2003
12
Exhibit 23
CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No.333-96673) of Pepco Holdings, Inc. of our report dated June 27, 2003, relating to the financial statements of the Conectiv Savings and Investment Plan, appearing on page 1 of this Form 11-K.

/s/ PRICEWATERHOUSECOOPERS LLP Philadelphia, PA June 27, 2003
13

Exhibit 99
Certificate Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350)

     I, Dennis R. Wraase, Chairman, Administrative Board, of Pepco Holdings, Inc., certify that, to the best of my knowledge, the Annual Report on Form 11-K of Pepco Holdings, Inc. relating to the Conectiv Savings and Investment Plan for the year ended December 30, 2002, filed with the Securities and Exchange Commission on the date hereof (i) fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and (ii) the information contained therein fairly presents, in all material respects, the financial condition and results of operations of the Conectiv Savings and Investment Plan.

Dated: June 30, 2003	/s/ D.R. WRAASE Dennis R. Wraase Chairman, Administrative Board
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